Exhibit 99.1

JOINT PRESS RELEASE

TELEFONICA S.A. - ASSICURAZIONI GENERALI S.p.A. - SINTONIA S.A. - INTESA SANPAOLO S.p.A. -  MEDIOBANCA S.p.A.

Milan, 7 May 2007 – Notice is hereby given that the full text of the shareholders’ agreement and co-investment agreement executed by and between Telefonica, Assicurazioni Generali, Sintonia SA, Intesa Sanpaolo and Mediobanca is available on the websites of Telefonica, Assicurazioni Generali, Intesa Sanpaolo and Mediobanca.

Intesa Sanpaolo

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

www.intesasanpaolo.com